HIVE Blockchain Provides Results from Shareholder Meeting and Announces Opportunistic Acquisitions of Energy Efficient Bitmain S19j Pro Miners to Take HIVE to Target 3 Exahash in the New Year

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - December 22, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce that all resolutions considered at its 2022 annual meeting of shareholders on December 20, 2022 were approved by its shareholders. The Company is also providing a corporate update for its fiscal third quarter ending December 31, 2022.

Shareholders Approve Resolutions

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were:

  All director nominees were duly elected or re-elected to HIVE's board of directors. HIVE's Board of Directors consists of Frank Holmes, Marcus New, Dave Perrill, Ian Mann and Susan McGee. Each director will serve until HIVE's next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office.

  Davidson & Company LLP was re-appointed as independent, external auditor of HIVE for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

  The Company's Stock Option Plan was re-approved.

The resolutions voted on at the meeting are described in more detail in HIVE's Management Information Circular, dated November 10, 2022, which was mailed to shareholders and is available on SEDAR at www.sedar.com.

Corporate Update

HIVE Upgrades Energy Efficiency of ASIC Mining Fleet

HIVE is pleased to announce additional strategic acquisitions of Bitmain Antminer S19j Pro ASIC miners at opportunistic $ per Terahash prices:

  the purchase of 1,540 S19j Pro miners, at an average hashrate of 104 TH/s, which are expected to produce over 159 PH/s the purchase of 100 S19j Pro miners, at an average hashrate of 98 TH/s, which are expected to produce over 9 PH/s
  The Company notes these purchases follow the 1,930 S19j Pro miners, which were recently announced to generate over 185 PH/s
  In total, HIVE's recent strategic purchases of 3,570 S19j Pro miners, are expected to add over 355 PH/s of high efficiency Bitcoin mining hashrate, at a rated efficiency of 29.5 J/TH

Better energy efficiency in Joules per Terahash (J/TH) in Bitcoin mining lowers the amount of energy consumed per hash. By investing in machines with a low $ per TH acquisition price, the Company can realize a better cash flow return on invested capital, while at the same time improving the Bitcoin break even production price of its global fleet, to navigate the current crypto mining economy.

HIVE has also received 420 HIVE BuzzMiners in Sweden, which have been installed, in addition to the 262 HIVE BuzzMiners operating in New Brunswick, bringing the current operating total of 682 HIVE BuzzMiners, which have a rated production capacity of 75 PH/s. The total production of HIVE BuzzMiners will be 5,800 units, which are expected to produce 638 PH/s.

HIVE's fleet of 9,370 new-generation Bitcoin ASIC miners, in the 30 J/TH range, are expected to produce over 990 PH/s of high efficiency Bitcoin mining capacity. These machines will upgrade existing machines within HIVE's global operating fleet, replacing legacy machines, some of which have been mining since 2018 and 2020. The Company expects these 9,370 machines to be delivered and deployed within existing operating infrastructure by late January 2023.

This upgrade is expected to increase HIVE's overall global Bitcoin production capacity by approximately 20%, within the same operating footprint of electrical infrastructure. In effect, this upgrade is expected to therefore reduce the average breakeven production price by approximately 20%.

Proof of Work Industry Advancement

The Company notes that, with the advent of technological innovations in Bitcoin's proof of work ecosystem, we have seen energy consumption decrease 67% since the Bitmain Antminer S9 which was the most prevalent Bitcoin miner in the 2018/2019 era. The S9 had an efficiency of 90 to 98 J/TH, whereas today's S19j Pro has an efficiency using 1/3 the average energy per terahash compared to an S9.

Where more processing power secures the Bitcoin blockchain, which has stood the test of time as an immutable distributed ledger, the industry strives to make this process more energy efficient.

The 9,370 new generation ASICs which HIVE is installing, represents approximately 30MW of power, to strategically maximize the production output of HIVE's global Bitcoin production.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies, primarily BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the risk of irrelevance of Bitcoin; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; an increase in network difficulty may have a significant negative impact on operations; the anticipated sustainability of energy or hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions and the maintenance of the company's power agreements; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market offering (the "ATM Program"), the prices at which the Company may sell Common Shares in the ATM Program and other equity issuances resulting in dilution, as well as capital market conditions in general; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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